UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


This form 6-K consists of the following exhibits attached hereto:


1. Press release dated December 13, 2010, relating to Tongxin
   International Ltd. announces Civil Action against former
   Chief Fianancial and Accounting Officer

-------------------------------------------------------------------------
                                       Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)

                                       By: /s/ William Zielke
                                       -----------------------------
                                       Name:  William Zielke
                                       Title: Chief Executive Officer

Date: December 13, 2010


=========================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated December 13, 2010, relating to Tongxin
   International Ltd. announces Civil Action against former
   Chief Fianancial and Accounting Officer

=========================================================================

         Tongxin International, Ltd, Announces Civil Action against
               Former Chief Financial and Accounting Officer


CHANGSHA, China - December 13, 2010 - Tongxin International Ltd.,
(Pink Sheets:TXIC), a China-based manufacturer of engineered vehicle body structures ("EVBS") and stamped parts for the commercial automotive industry, today announced that it has commenced legal proceedings against its former Chief Financial Officer and Chief Accounting Officer, Jackie Chang after an internal investigation uncovered the wrongful transfer of funds as well as other questionable actions.

The investigation into Ms. Chang's activities is continuing. With the approval of the Audit Committee of its Board of Directors, the Company has retained the accounting firm of KPMG and the law firm of Squire Sanders & Dempsey to assist in conducting the investigation and legal proceedings.

William E. Zielke, who was recently named Chief Executive Officer and Chief Administrative Officer of the Company, commented, "We are working diligently, with our outside counsel, to pursue legal proceedings and restore the monies back to the Company".

"We have a solid team in place right now to keep our Company on track as we strengthen our position in the EVBS market."



About Tongxin International Ltd.
Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and Light vehicle market segments. The Company also designs, fabricates and tests dies used in the vehicle body structure manufacturing process. EVBS consists of exterior body panels including doors, floor pans, hoods, side panels and fenders. Tongxin International Ltd. maintains a network of over 100 customers throughout 20 provinces in China. Headquartered in Changsha, the Company also maintains regional manufacturing in Dali, Ziyang and Zhucheng.

Forward Looking Statements
Statements contained in this press release, which are not historical fact, constitute Forward-Looking Statements. Actual results may differ materially due to numerous important factors that are described in Tongxin International Ltd.'s reports to the SEC, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International Ltd. does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

CONTACT:

Investor Relations

Mr. Stanley Wunderlich

Consulting For Strategic Growth 1, Ltd.
Tel: 1-800-625-2236 ext. 7770
Email: info@cfsg1.com
Website: www.cfsg1.com